April 14, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Rufus Decker

Accounting Branch Chief Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:                             Molson Coors Brewing Company

Form 10-K for the Year Ended December 31, 2015

Filed February 11, 2016

File No. 001-14829

Dear Mr. Decker:

Molson Coors Brewing Company (the “Company”) respectfully submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 28, 2016, relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2015 (the “10-K” or “our 10-K”). For convenience, the Staff’s comments are set forth below followed by our responses.

Form 10-K for the Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows

Underlying Free Cash Flow, page 55

1.              You discuss underlying free cash flow under the cash flows portion of the liquidity and capital resources section.  You indicate on page 55 that the nearest GAAP measure is net cash provided by operating activities and you reconcile underlying free cash flow to this GAAP liquidity measure.  However, on page 34, you indicate underlying free cash flow is a measure of operating performance.  Please tell us why underlying free cash flow is a non-GAAP performance measure and not a non-GAAP liquidity measure.  Please also tell us how each adjustment to add back amounts to net cash provided by operating activities does not exclude charges or liabilities that required, or will require, cash settlement

Molson Coors Brewing Company

1801 California Street Suite 4600 • Denver, Colorado • 80202 • USA
Tel. (303) 927-2416

MOLSON is a registered trademark of Molson Canada 2005, used under license. COORS is a registered trademark of Coors Brewing Company, used under license.

absent an ability to settle in another manner.  Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

Response:

We originally began incorporating non-GAAP measures, including “underlying free cash flow”, in our Annual Report on Form 10-K for the year ended December 31, 2010 and each subsequent Form 10-K and Form 10-Q. This was in response to the Commission’s comment letter dated April 2, 2010, in which we acknowledged the importance of these non-GAAP measures to our investors in evaluating the Company’s performance as assessed by management and discussed in our earnings releases, earnings calls and analyst presentations. Accordingly, we subsequently included several non-GAAP measures by which we manage operations and communicate performance to investors (including “underlying free cash flow”) within our Form 10-Q and 10-K filings.

The Company specifically utilizes its “underlying free cash flow” metric as a non-GAAP measure of operating performance as management believes it provides an important indication of the overall strength and performance of the Company’s ongoing business operations as “underlying income” generates, and is calculated on a consistent basis with, “underlying free cash flow” performance. In addition to its use as a key performance measure in management’s annual incentive compensation plan, “underlying free cash flow” is also an important performance measure used by analysts and investors to assess the Company’s ability to generate a consistent return from core operations, to be used to grow our business and enhance shareholder value. Based on prior conversations with our largest stockholders and analysts, we believe our investors do not view “underlying free cash flow” as a liquidity measure. Rather, we believe our U.S. GAAP consolidated statement of cash flows is the key measure used by investors to analyze our liquidity.

Furthermore, we do not believe the metric represents a liquidity measure as it does not provide a complete picture of the Company’s liquidity, and excludes many key factors impacting the Company’s liquidity that are separately discussed in detail in the Liquidity and Capital Resources section of Management’s Discussion and Analysis (“MD&A”) in our Reports on Form 10-Q and 10-K (such as proceeds from asset sales, share repurchases, dividend payments to shareholders, debt issuances/repayments, etc.). In addition, we consistently make adjustments for non-core cash inflows and outflows, which would otherwise be included in a measure of liquidity. Management believes the non-core nature of these “underlying free cash flow” adjustments is indicative of operating performance and not liquidity. It is a result of these adjustments that the performance metric is important to, and used by, analysts and investors, as it allows them to understand the actual cash generated by the core business, and provides a comparable measure of such performance against our historical results. The importance of “underlying free cash flow” as an indicator of operating performance to our investors and analysts is further underscored by the fact that we also provide forward looking guidance on this metric. This guidance is expected and tracked by analysts and investors, who hold the Company accountable toward achievement of our performance targets.

Liquidity indicates cash flows available for other purposes, which would include the cash impacts of adjustments such as termination payments received and cash payments for merger and acquisition costs (which we have historically removed from this performance metric). This is the reason that we have been deliberate in our disclosures to specifically identify our “underlying free cash flow” non-GAAP metric as a measure of operating performance and not a measure of liquidity.

We acknowledge that cash provided by operating activities, which we have determined to be the nearest U.S. GAAP measure for U.S. GAAP reconciliation purposes, is a U.S. GAAP liquidity measure and as a result, may have the potential to conflate the operating measure of “underlying free cash flow” with a liquidity measure. However, the Company’s primary measure of liquidity has historically been, and continues to be, our complete U.S. GAAP consolidated statement of cash flows. Therefore, we do not utilize or disclose a non-GAAP liquidity measure. We further acknowledge that the inclusion of our calculation and discussion of “underlying free cash flow” within the Liquidity and Capital Resources section of MD&A when not deemed a measure of liquidity may not be the most appropriate placement for this disclosure.

Therefore, we have determined that in future filings a more appropriate presentation would be to include this metric and its discussion in the same section as our other key operating performance metrics and not within the Liquidity and Capital Resources section of MD&A. We also intend to make very clear management’s view that this metric is a measure of operating performance. Specifically, in order to clarify management’s use of “underlying free cash flow” as a performance measure, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, we will present the calculation of this metric within the Executive Summary section of MD&A consistent with the presentation of our other key non-GAAP operating performance metrics, “underlying income” and “underlying EBITDA”, and will ensure that these are clearly labeled as performance measures, and further clarify that “underlying free cash flow” should not be viewed as a liquidity measure. Furthermore, we will include additional disclosure within the “Use of Non-GAAP Measures” discussion to specifically indicate that “underlying free cash flow” is not a measure of liquidity. The proposed revisions to our disclosure within the “Use of Non-GAAP Measures” section in response to the Staff’s comments are highlighted below in bold font.

Proposed future disclosure

Use of Non-GAAP Measures

In addition to financial measures presented on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), we also present pretax and after-tax “underlying income,” “underlying income per diluted share,” “underlying effective tax rate,” and “underlying free cash flow,” which are non-GAAP measures and should be viewed as supplements to (not substitutes for) our results of operations presented under U.S. GAAP. We also present underlying earnings before interest, taxes, depreciation and amortization (“underlying EBITDA”) as a non-GAAP measure. Our management uses underlying income, underlying income per diluted share, underlying EBITDA, underlying effective tax rate and underlying free cash flow as measures of operating performance to assist in comparing performance from period to period on a consistent basis; as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; in communications with the board of directors, stockholders, analysts and investors concerning our financial performance; as useful comparisons to the performance of our competitors; and as metrics of certain management incentive compensation calculations. We believe that underlying income, underlying income per diluted share, underlying EBITDA, underlying effective tax rate and underlying free cash flow performance are used by and are useful to investors and other users of our financial statements in evaluating our operating performance because they provide an additional tool to evaluate our performance without regard to special and non-core items, which can vary substantially from company to company depending upon accounting methods and book value of assets and capital structure. In addition to the reasons discussed above, we do not consider underlying free cash flow a liquidity measure as it provides an additional indicator of the strength and performance of ongoing business operations and, consistent with our other non-GAAP performance measures, it excludes the cash impact of special and non-core items, which would otherwise be included within a measure of our liquidity. For further discussion and analysis of our liquidity, see the consolidated statements of cash flows and the Liquidity and Capital Resources section below. We have provided reconciliations of all non-GAAP measures to their nearest U.S. GAAP measure and have consistently applied the adjustments within our reconciliations in arriving at each non-GAAP measure. These adjustments consist of special items from our U.S. GAAP financial statements (see Part II-Item 8 Financial Statements and Supplementary Data, Note 1, “Basis of Presentation and Summary of Significant Accounting Policies” of the Notes to the Consolidated Financial Statements (“Notes”) for additional disclosure) as well as other non-core items, such as acquisition and integration related costs, unrealized mark-to-market gains and losses, and gains and losses on sales of non-operating assets, included in our U.S. GAAP results that warrant adjustment to arrive at non-GAAP results. We consider these items to be necessary adjustments for purposes of evaluating our ongoing business performance and are often considered non-recurring. Such adjustments are subjective and involve significant management judgment.

Separately, because “underlying free cash flow” is a non-GAAP measure of our operating performance and not a liquidity measure, the restrictions in Item 10(e)(1)(ii)(A) of Regulation S-K are not applicable. We acknowledge that similar to our other key non-GAAP performance metrics, in accordance with Company policy, we make adjustments on a consistent basis by removing the cash flow impact of items that are special or non-core within the underlying income measure in order to provide a tool to evaluate our operating performance without regard to these items. These adjustments are consistently made to our non-GAAP performance measures, regardless of whether the impact is positive or negative, based on the items’ special or non-core nature and consistent with the underlying adjustments made to arrive at “underlying income”, with the goal to ultimately portray management’s view of operating performance.

* * * *

In connection with responding to the Staff’s comment, the Company acknowledges that:

•            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 927-2337.  Thank you for your time and consideration.

Respectfully submitted,

/s/ David A. Heede
David A. Heede
Interim Chief Financial Officer
(Principal Financial Officer)

cc: Brian C. Tabolt
Controller
(Chief Accounting Officer)